March 18, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted February 16, 2022
CIK No. 0001875016

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 3, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.3 to Draft Registration Statement on Form F-1 (the “Form F-1/A3”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.4 to Form F-1

Cover page

1.	Please revise the cover page to disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on the Cover Page of the Revised F-1.

Prospectus Summary, page 2

2.	We note your revised disclosure on page 6 in response to prior comment 2. Regarding the disclosure in the fourth and seventh bullet points on page 4 and in the second bullet point on page 5 about approval and permission, please disclose each permission or approval that you or your subsidiaries are required to obtain from PRC authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals; (ii) inadvertently conclude that such permissions or approvals are not required; or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1 on page 6 and in the Risk Factors of the Revised F-1 on page 14 and 16.

Risks Related to Conducting Operations in PRC, page 4

3.	We note your response to prior comment 1. Please revise to provide cross-references to the more detailed discussion of each risk as opposed to a cross-reference to page 13.

Response: We respectfully advise the Staff that expansion on the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1.

Change in Registrant’s Certifying Accountant, page 142

4.	Please have Deloitte & Touche furnish a letter in accordance with Item 16F(a)(3) of Form 20-F and file as an exhibit.

Response: We respectfully advise the Staff that the letter issued by Deloitte & Touche in accordance with Item 16F(a)(3) of Form 20-F is filed as Exhibit 16.1.

Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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